SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 SCHEDULE 14D-9

       Solicitation/Recommendation Statement Under Section 14(d)(4) of the
                         Securities Exchange Act of 1934

                           PORTEC RAIL PRODUCTS, INC.
                            (Name of Subject Company)


                           PORTEC RAIL PRODUCTS, INC.
                        (Name of Person Filing Statement)


                     Common Stock, $1.00 par value per share
                         (Title of Class of Securities)


                                   736212 10 1
                      (CUSIP Number of Class of Securities)

                              Richard J. Jarosinski
                      President and Chief Executive Officer
                           Portec Rail Products, Inc.
                              900 Old Freeport Road
                       Pittsburgh, Pennsylvania 15238-8250
                                 (412) 782-6000
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                                      and
            Communications on Behalf of the Person Filing Statement)

                                 With copies to:


                                Alan Schick, Esq.
                       Luse Gorman Pomerenk & Schick, P.C.
                             5335 Wisconsin Ave., NW
                                    Suite 780
                             Washington, D.C. 20015
                                 (202) 274-2000

 [X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.



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     This filing on Schedule  14D-9 relates to a planned  tender offer by Foster
Thomas Compay ("Purchaser"), a West Virginia corporation and a wholly-owned subsidiary of L. B. Foster Company ("Foster"), a Pennsylvania corporation, to purchase all of the outstanding shares of common stock, $1.00 par value per share, of Portec Rail Products, Inc. ("Portec"), a West Virginia corporation, to be commenced pursuant to an Agreement and Plan of Merger, dated as of February 16, 2010, by and among Portec, Foster and Purchaser. Attached hereto is (i) a copy of a joint press release issued by Foster and Portec dated February 17, 2010, (ii) a copy of [memo to Portec employees], and (iii) [form of letter to Portec's customers].

Important Additional Information

     The tender offer (the "Offer") described in this press release for all of the outstanding shares of common stock of Portec has not yet commenced. At the time of commencement of the Offer, L. B. Foster and its wholly-owned subsidiary will file a Tender Offer Statement on Schedule TO (including an Offer to Purchase, Letter of Transmittal and related tender offer documents, the "Tender Offer Documents") with the Securities and Exchange Commission (the "SEC"). This press release is for informational purposes only and does not constitute an offer to purchase shares of common stock of Portec, nor is it a substitute for the Tender Offer Documents. Portec shareholders are strongly advised to read the Tender Offer Documents, the related Solicitation/Recommendation Statement on
Schedule 14D-9 that will be filed by Portec with the SEC, and other relevant materials when they become available, because they will contain important information that should be read carefully before any decision is made with respect to the offer.

     Portec shareholders can obtain copies of these materials (and all other related documents filed with the SEC), when available, at no charge on the SEC's website at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the Tender Offer Documents by mailing a request to:
Jeff Kondis, Manager, Corporate Marketing, L. B. Foster Company, 415 Holiday Drive, Pittsburgh, PA 15220, or by email to: jkondis@lbfosterco.com, and free copies of the Solicitation/Recommendation Statement by mailing a request to:
John N. Pesarsick, Chief Financial Officer, Portec Rail Products, Inc., 900 Old Freeport Road, Pittsburgh, PA 15238, or by email to: jpesarsick@portecrail.com. Investors and Portec shareholders may also read and copy any reports, statements and other information filed by L. B. Foster or Portec with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC's website for further information on its public reference room.

Forward-Looking Statements

     This report contains forward-looking statements that are based on management's current expectations, but actual results may differ materially due to various factors. Portec cannot guarantee that the Merger will close or that, if the Merger does not close, Portec will continue to experience results of operations similar to the results experience prior to this announcement. All

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statements other than statements of historical fact are statements that could be deemed forward-looking statements, including the expected benefits and costs of the transaction; management plans relating to the transaction; the expected timing of the completion of the transaction; the ability to complete the transaction; any statements of expectation or belief; and any statements of
assumptions   underlying  any  of  the  foregoing.   Risks,   uncertainties  and
assumptions include the possibility that the transaction may not be timely completed, if at all; that, prior to the completion of the Merger or if the Merger is not closed, Portec's business may not perform as expected due to transaction-related uncertainty or other factors. If the Merger does not close, Portec's results may also be affected by such factors as general economic conditions, sudden and/or sharp declines in steel prices, adequate funding for infrastructure projects, production delays or problems encountered at its manufacturing facilities, and the availability of existing and new piling and rail products. For additional information about the factors that affect L.B. Foster's and Portec's businesses, please see their latest Forms 10-K and Forms 10-Q. Portec undertakes no duty to update forward-looking statements.

     The following is a copy of a joint press release issued by Portec and Foster dated February 17, 2010.

L. B. Foster Company to Acquire Portec Rail Products
Expands Capabilities in its Rail Products Business

PITTSBURGH,  PA, - February  17, 2010 - L. B. Foster  Company  ("L. B.  Foster",
NASDAQ: FSTR) and Portec Rail Products, Inc. ("Portec", NASDAQ: PRPX) , both headquartered in Pittsburgh, PA, today jointly announced the signing of an Agreement and Plan of Merger ("Merger Agreement"), under which L. B. Foster will make, through its wholly owned acquisition subsidiary, a cash tender offer to acquire all of Portec's outstanding shares of common stock for $11.71 per share.

"The proposed acquisition will bring together two organizations with a rich history of successfully delivering products and services to the global rail industry," said Stan Hasselbusch, L . B. Foster's President and Chief Executive Officer. "The addition of Portec will complement our existing array of products and furthers our strategic initiative of becoming a premier provider of products and services below the wheel for Class 1, transit, shortline and regional railroads and contractors in North America, as well as to governmental agencies and rail contractors globally."

Richard J. Jarosinski, Portec's President and Chief Executive Officer, commented "Both companies have a strong reputation for quality and operational excellence in providing a wide range of products for the rail industry. We couldn't be more pleased than to be joining forces with the Foster team."

This transaction is subject to the satisfaction of certain conditions, including Hart-Scott-Rodino antitrust clearance, at least 65% of Portec's outstanding

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shares being tendered and customary closing conditions, and is expected to close before the end of the second quarter 2010.

Conference Call for Financial Analysts, Press
L. B. Foster will host a conference call to discuss the transaction at 2:00 PM EST on February 18, 2010. Dial-in information as well as a live broadcast will be available by accessing the Investor Relations page on L. B. Foster's website at: http://www.lbfoster.com/. The call will be hosted by Mr. Stan Hasselbusch, President and Chief Executive Officer.

About Portec Rail Products, Inc.
Established in 1906, Portec has served both domestic and international rail markets by manufacturing, supplying and distributing a broad range of rail products, rail anchors, rail spikes, railway friction management products and systems, rail joints, railway wayside data collection and data management systems and freight car securement systems. Portec also manufactures material handling equipment for industries outside the rail transportation sector through its United Kingdom operation. Portec operates through its four global business segments: Railway Maintenance Products (Salient Systems), Shipping Systems, Portec Rail Nova Scotia Company in Canada (Kelsan friction management, rail anchor and spike products), and Portec Rail Products, Ltd. in the UK (material handling and Coronet Rail products). Portec Rail Products is headquartered in Pittsburgh, PA.

About L. B. Foster Company
L. B. Foster is a leading manufacturer, fabricator and distributor of products and services for the rail, construction, energy, utility and recreation markets with approximately 30 locations throughout the United States. The Company was founded in 1902 and is headquartered in Pittsburgh, PA. Please visit our
Website: www.lbfoster.com.

Forward-Looking Statements

This press release contains "forward-looking statements". Such statements include, but are not limited to, statements about the anticipated timing of the closing of the transaction involving L. B. Foster and Portec and the expected benefits of the transaction, including potential synergies and cost savings, future financial and operating results, and the combined company's plans and objectives. In addition, statements made in this communication about anticipated financial results, future operational improvements and results or regulatory approvals are also forward-looking statements. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from L. B. Foster's and Portec's expectations. Risks and uncertainties include the satisfaction of closing conditions for the acquisition, including clearance under the Hart-Scott-Rodino Antitrust Improvements Act; the tender of sixty-five percent of the outstanding shares of common stock of Portec Rail Products, Inc., calculated on a fully diluted basis; the possibility that the transaction will not be completed, or if completed, not completed on a timely basis; the potential that market segment growth will not follow historical patterns; general industry conditions and competition; business and economic conditions, such as interest rate and currency exchange rate fluctuations; technological advances and patents attained by competitors; and domestic and foreign governmental laws and regulations. L. B. Foster can give no assurance that any of the transactions related to the tender offer will be completed or that the conditions to the tender offer and the merger will be satisfied. A further list and description of additional business risks, uncertainties and other factors can be found in Portec's Annual Report on Form 10-K for the fiscal year ended December 31, 2008, as well as other Portec SEC filings and in L. B. Foster's Annual Report on Form 10-K for the fiscal year ended December 31, 2008 as well as other L. B. Foster SEC filings. Copies of these filings, as well as subsequent filings, are available online at www.sec.gov, www.portecrail.com and www.lbfoster.com. Many of the factors that will determine the outcome of the subject matter of this communication are beyond L. B. Foster's or Portec's ability to control or predict. Neither L. B. Foster nor Portec undertakes to update any forward-looking statements as a result of new information or future events or developments.

Important Additional Information

The tender offer (the "Offer") described in this press release for all of the outstanding shares of common stock of Portec has not yet commenced. At the time of commencement of the Offer, L. B. Foster and its wholly-owned subsidiary will file a Tender Offer Statement on Schedule TO (including an Offer to Purchase, Letter of Transmittal and related tender offer documents, the "Tender Offer Documents") with the Securities and Exchange Commission (the "SEC"). This press release is for informational purposes only and does not constitute an offer to purchase shares of common stock of Portec, nor is it a substitute for the Tender Offer Documents. Portec shareholders are strongly advised to read the Tender Offer Documents, the related Solicitation/Recommendation Statement on Schedule 14D-9 that will be filed by Portec with the SEC, and other relevant materials when they become available, because they will contain important information that should be read carefully before any decision is made with respect to the offer.

Portec shareholders can obtain copies of these materials (and all other related documents filed with the SEC), when available, at no charge on the SEC's website at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the Tender Offer Documents by mailing a request to: Jeff Kondis, Manager, Corporate Marketing, L. B. Foster Company, 415 Holiday Drive, Pittsburgh, PA 15220, or by email to: jkondis@lbfosterco.com, and free copies of the Solicitation/Recommendation Statement by mailing a request to: John N. Pesarsick, Chief Financial Officer, Portec Rail Products, Inc., 900 Old Freeport Road, Pittsburgh, PA 15238, or by email to: jpesarsick@portecrail.com. Investors and Portec shareholders may also read and copy any reports, statements and other information filed by L. B. Foster or Portec with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC's website for further information on its public reference room.

     The following is a copy of a memo to employees of Portec dated February 17, 2010.


To Our Employees:                                             February 17, 2010

     The Boards of Directors of Portec Rail Products, Inc. and L.B. Foster Company have approved an Agreement and Plan of Merger pursuant to which L.B. Foster will acquire Portec Rail. L.B. Foster intends to undertake the acquisition by acquiring the outstanding common stock of Portec Rail Products, Inc., through a tender offer to shareholders followed by a merger. The acquisition is subject to the approval of the U.S. Department of Justice and Federal Trade Commission under the Hart-Scott-Rodino Act.

     The merger agreement is a binding agreement between the two companies, and each company has certain rights, responsibilities and obligations under the agreement. This does not mean that Portec Rail has been acquired by L.B. Foster at this point. Subject to the successful completion of the tender offer and merger and obtaining governmental approvals under the Hart-Scott-Rodino Act, as well as satisfaction of certain other conditions in the merger agreement, it is anticipated that the transaction will close within approximately 60 days, although this period may be shorter or longer. Until then, we remain separate companies, and it will be largely business as usual. It is important that all of us remain focused on providing service to our customers as we have in the past.

                                   * * * * * *

     The tender offer described herein has not commenced. This announcement is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Portec Rail Products, Inc. At the time the tender offer is commenced, L.B. Foster Company and its acquisition subsidiary will file a Tender Offer Statement on Schedule TO with the SEC and Portec will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer.

     The tender offer will be made solely by the Tender Offer Statement. Holders of shares of Portec common stock are urged to read the Tender Offer Statement (including the Offer to Purchase, related Letter of Transmittal and all other offer documents) and the Solicitation/Recommendation Statement when they become available because they will contain important information that holders of shares of Portec common stock should consider before making any decision regarding tendering their securities.

     Stockholders of Portec will be able to obtain free copies of the Tender Offer Statement, the Tender Offer Solicitation/Recommendation Statement and other documents filed with the SEC by L.B. Foster Company and Portec through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of the Tender Offer Statement by mailing a request to L.B. Foster Company at 415 Holiday Drive, Pittsburgh, Pennsylvania 15220, or by calling 412-928-3417, and free copies of the Solicitation/Recommendation Statement by mailing a request to Portec Rail Products, Inc. at 900 Old Freeport Road, Pittsburgh, Pennsylvania 15238, or by calling 412-782-6000.